ASPEON, INC.
                          4704 HARLAN STREET, SUITE 420
                                     DENVER
                                 COLORADO, 80212

Mr. Morgan Youngwood
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

November 18, 2005

Dear Mr. Youngwood

RE:      ASPEON, INC. ('ASPEON')
         ITEM 4.01
         FILED SEPTEMBER 15, 2005
         FILE NO. 000-21477

I refer Mr. Krikorian's letter of October 4, 2005, your voice mail of November 7, 2005 and our telephone conversation of November 8, 2005.

As we discussed, I regret the delay in responding to your letter of October 4, 2005 that was sent to Aspeon's old office address. As reported in Aspeon's Form 8-K filed on September 15, 2005 Aspeon's new office address is 4704 Harlan Street, Suite 420, Denver, Colorado, 80212. I have subsequently be waiting for a response from BDO Seidman LLC, to whom I submitted a draft of this letter and proposed Form 8-K/A for their comments, but who have not provided a response to me after a 10 day delay. Consequently I have decided to press ahead without any further delay.

With respect to the questions you have raised:

Item 4.01 Form 8-K on September 15, 2005
----------------------------------------

1. In accordance with Regulation S-K Item 304(a)(1) (i) and (iii), revise to state:

        a) Whether BDO Seidman, LLP resigned, declined to stand for re-election or was dismissed and the date thereof.

Aspeon has no record of receiving a letter of resignation as Aspeon's independent registered public accounting firm from BDO Seidman, LLP (`BDO') or notice from BDO that BDO declined to stand for re-election as Aspeon's independent registered public accounting firm. Accordingly when Aspeon's board of directors decided to appoint Larry O'Donnell, CPA P.C. ('O'Donnell') as Aspeon's independent registered public accounting firm it was assumed that this would require the dismissal of BDO prior to the appointment of O'Donnell.

On contacting BDO to request that BDO furnish a letter to the SEC stating whether it agreed with the statements contained in a draft Form 8-K, BDO took the position that it 'no longer considered itself to be Aspeon's independent registered public accounting firm'. While BDO did not produce documentation of its notification to Aspeon either of its resignation as Aspeon's independent registered public accounting firm or of its decision to decline to stand for re-election as Aspeon's independent registered public accounting firm, BDO stated that it 'ceased to act at Registrant's independent registered public accountant effective December 31, 2001' and it was this statement that was included in the Form 8-K as filed on September 15,2005 as it was believed by Aspeon's board of directors that this represented the termination of the independent registered public accountant - client relationship between BDO and Aspeon.

Consequently BDO and Aspeon believe that BDO ceased to act at Aspeon's independent registered public accountant effective December 31, 2001 and in the event that this did not represent an effective termination of BDO's and Aspeon's independent registered public accountant - client relationship, Aspeon dismissed BDO as its independent registered public accountant effective September 12, 2005.

This sequence of events is set out in full in the draft Form 8-KA attached for your comments.

        b) Whether the decision to change accountants was recommended or approved by the board of directors.

As reported in Aspeon's Form 8-K filed on September 15, 2005, Aspeon's board of directors approved the decision to engage O'Donnell as Aspeon's registered public accountant for the fiscal year ended June 30, 2004 in a meeting on September 12, 2005.

2. Revise to explain the nature of the 'ongoing dispute' between the Company and PricewaterhouseCopers, LLP to which you refer.

Details of the nature of the 'ongoing dispute' between the Company and PricewaterhouseCopers, LLP ('PWC') are as follows:

In September 2000, at the insistence of its auditors, PWC, Aspeon announced that it would restate its first quarter 2000 financial statements as a result of accounting misstatements. In October 2000 Aspeon announced it would require additional time to file its form 10-K report for the fiscal year ended June 30, 2000.

In October and November 2000, eight purported class action lawsuits were filed against Aspeon, its Chief Executive Officer, and its former Chief Financial
Officer in the United States District Court for the Central District of California for alleged violations of the Securities Exchange Act of 1934 in respect of the anticipated restatements. After the defendants moved to dismiss each of the actions, the lawsuits were consolidated under a single action, entitled "In re Aspeon Securities Litigation," Case No. SACV 00-995 AHS (ANx), and the appointed lead plaintiff voluntarily filed an amended and consolidated complaint. The defendants moved to dismiss that complaint and on April 23, 2001 the Court entered an order dismissing the complaint without prejudice. On May 21, 2001 the appointed lead plaintiff filed a third complaint, styled as a "First Amended Consolidated Complaint." On June 4, 2001 the defendants moved to dismiss this complaint and on September 17, 2001 the United States District Court dismissed the suit with prejudice and entered judgment in favor of Aspeon and its officers. On September 20, 2001 the lead plaintiff in the class action suit appealed against the dismissal of the case. On January 21, 2003 the decision to dismiss the case was upheld but the lead plaintiff was given the opportunity to remedy the deficiencies in the complaint that had been filed. Accordingly on May 30, 2003 the plaintiff filed its "Second Amended Consolidated Complaint" which again was subsequently dismissed by the District Court. On November 26, 2003 the lead plaintiff filed its "Third Amended Consolidated Complaint" which was again dismissed with prejudice in March 2004. The lead plaintiff has once again appealed against the dismissal and the appeal is anticipated to be heard before the end of 2005.

In December 2000 Aspeon restated the results for the fiscal quarters ended September 30, 1999, December 31, 1999 and March 31, 2000 by an aggregate of $1.7 million or $0.19 per share. Revenue was reduced by $679,000 or 1.05%, gross profit was decreased by $206,000 or 1.22%, $1.4 million of the restatement related to an adjustment to increase the amount recorded for the beneficial conversion feature associated with the issuance of Preferred Stock in March 2000 based upon an independent valuation and the remaining adjustments related to unrecorded compensation expense, amortization of intangible assets, expensing costs previously capitalized and the additional accrual of general expenses.

In January 2001 Aspeon's auditors, PWC, notified Aspeon that it was terminating its auditor relationship with Aspeon effective immediately.

On March 19, 2001 Aspeon retained BDO Seidman, LLP ("BDO") as its independent auditing firm. However, as PWC, Aspeon's previous independent auditors, refused to allow BDO access to PWC's prior year work papers, BDO was unable to complete an audit of Aspeon's financial statements for later periods.

In August 2001 Aspeon, together with its Chief Executive Officer, filed a six count complaint against its former auditors, PWC, alleging professional negligence, intentional interference with prospective business advantage, negligent interference with prospective economic advantage, violation of California Business and Professions Code Sections 17200 and 17500, and defamation.

In August 2003 Aspeon reached an out of court settlement in its law suit against PWC. Under the terms of the settlement Aspeon received a payment of $1.3 million and agreement to write off certain outstanding invoices for accounting and legal fees. Consequently Aspeon recognized a gain of $1,007,000 on the settlement although the net cash it received after all costs totaled only $136,000.

Full details of the nature of the 'ongoing dispute' between the Aspeon and PWC are set out in the draft Form 8-KA attached for your comments.

3. We note that you have engaged Larry O'Donnell, CPA, P.C. of Aurora, Colorado as your independent registered public accountant. We also note your principal offices are located in Laguna Hills, California. Please explain the circumstances that led you to retain this particular audit firm and whether or not they are licensed to practice in the state of California.

I am based in Denver, Colorado, and since my appointment as Aspeon's sole director and officer of Aspeon in April 2005 have always intended to re locate Aspeon's offices to Denver. I initially maintained offices in Laguna Hills while I brought the company's corporate and financial records up to date as I needed the help of certain former Aspeon employees based in the Laguna Hills and surrounding areas to assist me. By August 2005 I had completed all the necessary work in California, gave notice to terminate the office lease in California and moved Aspeon's offices to Denver at the address shown above.

Aspeon retained O'Donnell as its independent registered public accountant on the basis of a recommendation from Aspeon's legal adviser, Michael Littman, a Denver based attorney at law

Consequently at the time O'Donnell was appointed as Aspeon's independent registered public accountant, Aspeon's principal office was in Denver, Colorado, all corporate books and records required for the audit had been relocated to Denver, Colorado and as a question of fact all of O'Donnell's audit work has been, and will be, performed within the state of Colorado. Accordingly Aspeon does not believe it is necessary for O'Donnell to be licensed to practice in the state of California in order to audit Aspeon's financial statements now that Aspeon principal offices and its relevant corporate books and records are located in Denver, Colorado.

I you require any further information on this issue please do not hesitate to contact me.

 I regret that you believe that Aspeon's Form 8-K filed on September 15, 2005 did not contain adequate disclosure and trust that the draft Form 8-K/A attached for your comments provides the required disclosure you were looking for.

In connection with your comments, Aspeon, Inc. confirms that:

        - the company is responsible for the adequacy and accuracy of the disclosure in the filing,

        - staff comments or changes to disclosure in response to stasff comments do not foreclose the Commission from taking any action with respect to the filing; and

        - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss these issues with me directly, please do not hesitate to contact me on my direct line 303-888-2082.

Yours sincerely for and on behalf of Aspeon, Inc.



/s/ David J Cutler
David J Cutler
Director

Revised 8-K language.


ITEM 4.    CHANGES IN REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


On September 12, 2005 Aspeon, Inc. (the "Registrant"), following the transfer of its principal business office from California to Colorado, engaged Larry O'Donnell, CPA, P.C. as its independent registered public accountant for the fiscal year ended June 30, 2004. The Board of Directors approved this decision in a meeting on September 12, 2005.


BDO Seidman, LLP was retained as the Registrant's independent registered public accountant on March 19, 2001. However, due to an ongoing dispute between the Registrant and the Registrant's previous independent registered public accountant, PricewaterhouseCoopers, LLP, BDO Seidman, LLP was never able to gain access to PricewaterhouseCoopers, LLP's work papers for the prior year audit (the financial year ended June 30, 2000) and consequently never completed an audit of the Registrant's financial statements for the year ending June 30, 2001. BDO Seidman, LLP ceased to act as the Registrant's independent registered public accountant subsequent to the three months ended December 31, 2001. Accordingly BDO Seidman, LLP never issued an opinion on any of the Registrant's financial statements.


The Registrant's dispute with its previous independent registered public accountant, PricewaterhouseCoopers, LLP, arose in September 2000, when, at the insistence of PricewaterhouseCoopers, LLP, the Registrant announced that it would restate its first quarter 2000 financial statements as a result of accounting misstatements. In October 2000 the Registrant announced it would require additional time to file its form 10-K report for the fiscal year ended June 30, 2000.

In October and November 2000, eight purported class action lawsuits were filed against the Registrant, its Chief Executive Officer, and its former Chief Financial Officer in the United States District Court for the Central District of California for alleged violations of the Securities Exchange Act of 1934 in respect of the anticipated restatements. After the defendants moved to dismiss each of the actions, the lawsuits were consolidated under a single action, entitled "In re Aspeon Securities Litigation," Case No. SACV 00-995 AHS (ANx), and the appointed lead plaintiff voluntarily filed an amended and consolidated complaint. The defendants moved to dismiss that complaint and on April 23, 2001 the Court entered an order dismissing the complaint without prejudice. On May 21, 2001 the appointed lead plaintiff filed a third complaint, styled as a "First Amended Consolidated Complaint." On June 4, 2001 the defendants moved to dismiss this complaint and on September 17, 2001 the United States District Court dismissed the suit with prejudice and entered judgment in favor of the Registrant and its officers. On September 20, 2001 the lead plaintiff in the class action suit appealed against the dismissal of the case. On January 21, 2003 the decision to dismiss the case was upheld but the lead plaintiff was given the opportunity to remedy the deficiencies in the complaint that had been filed. Accordingly on May 30, 2003 the plaintiff filed its "Second Amended Consolidated Complaint" which again was subsequently dismissed by the District Court. On November 26, 2003 the lead plaintiff filed its "Third Amended Consolidated Complaint" which was again dismissed with prejudice in March 2004. The lead plaintiff has once again appealed against the dismissal and the appeal is anticipated to be heard before the end of 2005.

In December 2000 the Registrant restated the results for the fiscal quarters ended September 30, 1999, December 31, 1999 and March 31, 2000 by an aggregate of $1.7 million or $0.19 per share. Revenue was reduced by $679,000 or 1.05%, gross profit was decreased by $206,000 or 1.22%, $1.4 million of the restatement related to an adjustment to increase the amount recorded for the beneficial conversion feature associated with the issuance of the Registrant's Preferred Stock in March 2000 based upon an independent valuation and the remaining adjustments related to unrecorded compensation expense, amortization of intangible assets, expensing costs previously capitalized and the additional accrual of general expenses.

In January 2001 PricewaterhouseCoopers, LLP notified the Registrant that it was terminating its auditor relationship with the Registrant effective immediately.

On March 19, 2001 the Registrant retained BDO Seidman, LLP as its independent auditing firm. However, as PricewaterhouseCoopers, LLP, the Registrant's
previous independent auditors, refused to allow BDO Seidman, LLP access to PricewaterhouseCoopers, LLP `s prior year work papers, BDO Seidman, LLP was unable to complete an audit of the Registrant's financial statements for later periods.

In August 2001 the Registrant, together with its Chief Executive Officer, filed a six count complaint against its former auditors, PricewaterhouseCoopers, LLP, alleging professional negligence, intentional interference with prospective business advantage, negligent interference with prospective economic advantage, violation of California Business and Professions Code Sections 17200 and 17500, and defamation.

In August 2003 the Registrant reached an out of court settlement in its law suit against PricewaterhouseCoopers, LLP. Under the terms of the settlement the Registrant received a payment of $1.3 million and agreement to write off certain outstanding invoices for accounting and legal fees. Consequently the Registrant recognized a gain of $1,007,000 on the settlement although the net cash it received after all costs totaled only $136,000.

While the Registrant has no record that BDO Seidman, LLP notifying the Registrant either of its resignation as Registrant's independent registered public accounting firm or of its decision to decline to stand for re-election as the Registrant's independent registered public accounting firm, BDO Seidman, LLP has stated that it `ceased to act at the Registrant's independent registered public accountant effective December 31, 2001'. It was this statement that was included in the Registrant's Form 8-K filed on September 15, 2005 as it was believed by Registrant's board of directors that this represented confirmation of the termination of the independent registered public accountant - client relationship between BDO Seidman, LLP and the Registrant. In the event that BDO Seidman, LLP's statement that it `ceased to act at the Registrant's independent registered public accountant effective December 31, 2001' does not represent an effective termination of BDO Seidman, LLP and the Registrant's independent registered public accountant - client relationship, the Registrant dismissed BDO Seidman, LLP as its independent registered public accountant effective September 12, 2005.

During the period, March 2001 through December 2001, in which BDO Seidman, LLP represents that it acted as the Registrant's independent registered public accountant, there were no disagreements with BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure. Further, there were no reportable events during that period of time.

The Company has requested BDO Seidman, LLP to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements contained in this Form 8-K/A. . BDO Seidman, LLP has failed to respond to this respond to this request and provide any such letter.



During the fiscal years ended June 30, 2001, 2002, 2003, 2004 and 2005 and all subsequent periods the Company has not consulted Larry O'Donnell, CPA, P.C. regarding any matter requiring disclosure in this form 8-K.

ITEM 7.     EXHIBITS

(c)         Exhibits.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


ASPEON, INC.
Date:To be redated, 2005

By: /s/ David J. Cutler